May 14, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Polymer Group, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended March 31, 2015, which was filed with the Securities and Exchange Commission on May 14, 2015.

Respectfully submitted,

Polymer Group, Inc.

By: /s/ April Miller Boise
Name: April Miller Boise
Title: Senior Vice President, General Counsel & Secretary

9335 Harris Corners Parkway • Suite 300 • Charlotte, NC 28269
704.697.5100 • 704.697.5121 (FAX) • WWW.POLYMERGROUPINC.COM